

October 22, 2009

By Facsimile and U.S. Mail
Mr. Gregory Rotelli
Chief Financial Officer
Toro Ventures Inc
14000 Tahiti Way, #302,
 Marina Del Ray, CA 90202

  Re: Toro Ventures Inc.
    Form 10-KSB for the Fiscal Year Ended June 30, 2008
    Filed September 26, 2008
    Response Letter Dated July 7, 2009
    Response Letter Dated August 31, 2009
    File No. 000-51974

Dear Mr. Rotelli :

  We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 31, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

General

1. We note that you have certain filings that are due but have not been filed. Please tell us when you plan to file these reports.

Report of Independent Registered Public Accounting Firm

2. We note your response to comment one of our letter dated July 28, 2009 which includes an audit report for the fiscal year ended June 30, 2008. However, the comment had requested an audit report for the period from inception (April 11, 2005) to June 30, 2008. Please include an audit report for the period from inception (April 11, 2005) to June 30, 2008.

3.   We note your response to comment three of our letter dated July 28, 2009 which specifies that you will file a Form 8-K, Item 4.01 Change in Registrants Certifying Accountant in due course. Please note that this report was to be filed within four days of the occurrence of the dismissal. Please do so as soon as possible. Refer to General Instruction B of Form 8-K.

Balance Sheet

4.   Please explain why you have reported subscriptions due as a receivable. Indicate whether or not the amounts due have been received. Refer to 505-10-S45-2 of the Codification. Please also support your classification of the subscription in your Statement of Cash Flows.

Item 8A: Controls and Procedures

5.   We note your response to comment four of our letter dated July 28 which specifies that your disclosure controls and procedures are adequate. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures as of the end of the period covered by the report. Please modify your disclosure to indicate that, if true, your disclosure controls and procedures were effective.

6.   We note your response to comment six of our letter dated July 28 which specifies that other than the material weakness, the company maintained effective internal control over financial reporting as of June 30, 2008. Please modify the disclosure to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your internal control over financial reporting.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief